UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

13F Central Modern Building 488 Xin Hua Rd, Putuo District Shanghai, China, 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 NYSE Amex Accepts SearchMedia’s Plan of Compliance

Company Intends to Hold Annual Meeting of Stockholders on or Before October 4,
2011

Shanghai, China, May 11, 2011 — SearchMedia Holdings Limited (“SearchMedia” or
the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced that it received notice that the
NYSE Amex LLC (“Exchange”) has accepted the Company’s plan of compliance (the
“Plan”) with regards to holding its annual stockholders meeting.

On April 8, 2011, the Company disclosed that it received notice of noncompliance with Section 704 of the NYSE Amex Company Guide (“Company Guide”), which required the Company to hold an annual meeting of its stockholders during 2010 for the fiscal year ended December 31, 2009.  The Exchange notified the Company on May 5, 2011 that it accepted the Company’s Plan dated April 6, 2011 and granted the Company an extension until October 4, 2011 to regain compliance with continued listing standards.  The Company will be subject to periodic review by
Exchange Staff during its extension period.

SearchMedia expects to file its Form 20-F for the full year of 2010 on or before the June 30, 2011 deadline and thereafter hold an annual meeting of the
Company’s stockholders prior to the October 4, 2011 deadline.   Following the
annual stockholders meeting, the Company anticipates that it will be in compliance with Section 704 of the Company Guide.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China.  SearchMedia’s core outdoor billboard and in-elevator platforms enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks as outlined in the Company’s filings with the U.S. Securities and Exchange Commission; failure to make progress consistent with the Plan or to regain compliance with the continued listing standards by the end of the extension period, and whether the
Company files its Form 20-F for the year ended December 31, 2010 prior to June
30, 2011. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

ICR, LLC
In New York:  Ashley Ammon: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: May 11, 2011	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer